July 2013 Pricing Sheet dated July 31, 2013 relating to Amendment No. 1 to Preliminary Terms No. 938 dated July 9, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Market-Linked Notes due June 29, 2018
Based on the Average Value on Quarterly Determination Dates of the Dow Jones Industrial AverageSM
PRICING TERMS – JULY 31, 2013
Issuer:	Morgan Stanley
Issue price:	$10 per note (see “Commissions and issue price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$10,788,450
Pricing date:	July 31, 2013
Original issue date:	August 5, 2013 (3 business days after the pricing date)
Maturity date:	June 29, 2018
Interest:	None
Underlying index:	Dow Jones Industrial AverageSM
Payment at maturity:	The payment due at maturity per $10 stated principal amount will equal: $10 + supplemental redemption amount, if any. In no event will the payment at maturity be less than $10 per note.
Supplemental redemption amount:	(i) $10 times (ii) the average index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	100%
Maximum payment at maturity:	None
Average index percent change:	(average index value – initial index value) / initial index value
Initial index value:	15,499.54, which is the index closing value on the pricing date
Average index value:	The arithmetic average of the index closing values on the twenty specified determination dates over the term of the notes
Determination dates:
Quarterly, on the 26th day of each January, April, July and October, beginning on October 26, 2013, provided that the final determination date shall be June 26, 2018.  The determination dates are subject to postponement for non-index business days and certain market disruption events.

CUSIP:	61762P146
ISIN:	US61762P1460
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.2725 per note. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer(3)
Per note	$10	$0.30	$9.70
Total	$10,788,450	$323,653.50	$10,464,796.50
(1)
The actual price to public and Agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $9.90 per note.  Please see “Syndicate Information” in the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.30 for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

“Dow JonesSM,” “DJIASM” and “Dow Jones Industrial AverageSM” are service marks of Dow Jones Trademark Holdings LLC (“Dow Jones”) and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in the notes.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 1 to Preliminary Terms No. 938 dated July 9, 2013
Product Supplement for Equity-Linked Notes dated August 17, 2012
Index Supplement dated November 21, 2011         Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.